July 17, 2020

VIA EDGAR

Mr. Craig Arakawa

Ms. Joanna Lam

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ovintiv Inc.

Form 10-K for the Year Ended December 31, 2019

Filed February 21, 2020

File No. 001-39191

Dear Mr. Arakawa and Ms. Lam:

This letter is submitted by Ovintiv Inc. (the “Company”) in response to written comments received from the staff of the Securities and Exchange Commission by letter dated July 7, 2020 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended December 31, 2019 (the “Form 10-K”). For ease of reference, the exact text of the comment or request for information in the Comment Letter has been included in italicized type preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis

Non-GAAP Measures, page 71

1.

We note you present total costs as a non-GAAP measure. Please reconcile total costs to the most directly comparable financial measure calculated and presented in accordance with GAAP or tell us how your current presentation complies with Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges the requirements as outlined in Item 10(e)(1)(i)(B) of Regulation S-K. The Company advises that future filings and news releases will include, for the Total Costs non-GAAP financial measure disclosed, the most directly comparable GAAP financial measure in equal or greater prominence, as well as a reconciliation from the most directly comparable GAAP financial measure to the Total Costs non-GAAP financial measure disclosed.

The Company further advises that it intends to use Total Operating Expenses as reported on the Company’s Consolidated Statement of Earnings as the most directly comparable GAAP financial measure to the non-GAAP financial measure disclosed as Total Costs.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 303-623-2300.

Sincerely,

/s/ Corey D. Code
Corey D. Code
Executive Vice-President & Chief
Financial Officer

cc: Joanne L. Alexander, Executive Vice-President, General Counsel & Corporate Secretary, Ovintiv Inc.